CM

TC 9|24


SEC MAIL PROCESSING
RECEIVED
SEP 22 2003



03052302

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Jonathan Roberts Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3550 Buschwood Park Drive, Suite 135
(No. and Street)

Tampa, Florida 33615
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John Carlson 813-962-3335
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alessandri & Alessandri, P.A.
(Name — *if individual, state last, first, middle name*)

5121 Ehrlich Road, Suite 107-B Tampa, Florida 33624
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Carlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jonathan Roberts Financial Group, Inc., as of June 30 xx 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None



OFFICIAL NOTARY SEAL
LEANNE ARTHUR
COMMISSION NUMBER
CC921118
MY COMMISSION EXPIRES
APR. 7,2004
NOTARY PUBLIC
STATE OF FLORIDA

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JONATHAN ROBERTS FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS
June 30, 2003





ALESSANDRI & ALESSANDRI, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Jonathan Roberts Financial Group, Inc.

We have audited the accompanying statement of financial condition of Jonathan Roberts Financial Group, Inc., as of June 30, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year ended June 30, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jonathan Roberts Financial Group, Inc., as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Alessandri & Alessandri, P.A.

September 10, 2003

ACCOUNTANTS & CONSULTANTS
5121 EHRLICH ROAD · SUITE 107 - B · TAMPA, FLORIDA 33624
(813) 969-1995 · FAX (813) 960-2740



ALESSANDRI & ALESSANDRI, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Jonathan Roberts Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Jonathan Roberts Financial Group, Inc. (the Company), for the year ended June 30, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. During our audit, nothing came to our attention which indicated that, as of the examination date, the Company was not complying with the conditions of the exemption. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure polices and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has a responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our considerations of the internal control structure would not necessarily disclose all matters in the internal

ACCOUNTANTS & CONSULTANTS
5121 EHRLICH ROAD · SUITE 107 - B · TAMPA, FLORIDA 33624
(813) 969-1995 · FAX (813) 960-2740

control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Alessandri & Alessandri, P.A.

September 10, 2003



JONATHAN ROBERTS FINANCIAL GROUP, INC.
BALANCE SHEET
JUNE 30, 2003

ASSETS

CURRENT ASSETS		
Cash	$	10,967
Commissions Receivable		31,210
Prepaid Taxes		4,822
Total Current Assets		46,999
EQUIPMENT & FURNITURE		
Furniture and Fixtures (less accumulated depreciation of $5,865)		9,889
Computer, Equipment, & Software (less accumulated depreciation of $13,437)		4,013
Total Equipment & Furniture		13,902
OTHER ASSETS		
Organizational Expense (net of accumulated amortization of $6,283)		217
Deposits		2,731
Clearing Deposits & House Accounts		66,503
Total Other Assets		69,451
TOTAL	$	130,352

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Commissions Payable	$	17,351
Federal Income Tax Payable		4,300
Other Current Liabilities		5,995
Total Current Liabilities		27,646
Total Liabilities		27,646
STOCKHOLDER'S EQUITY		
Common Stock - No Par Value; 100 shares authorized and outstanding		25,649
Retained Earnings		77,057
Total Stockholder's Equity		102,706
TOTAL	$	130,352



JONATHAN ROBERTS FINANCIAL GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2003

REVENUES			
Commissions		$	2,900,724
Due Diligence			12,854
			2,913,578
OPERATING EXPENSES:			
Salaries, Wages, Payroll Taxes, RIA Fees and Commissions	2,600,453		
Professional Fees	51,063		
Licenses, Taxes-Other & SIPC	42,236		
Rent	18,428		
Office Supplies & Miscellaneous	167,609		
Depreciation and Amortization	5,901		2,885,690
INCOME FROM OPERATIONS			27,888
OTHER INCOME & EXPENSE			
Interest & Dividend Income			492
Interest Expense			350
			142
INCOME BEFORE INCOME TAXES			28,030
PROVISION FOR INCOME TAXES			4,300
NET INCOME		$	23,730



JONATHAN ROBERTS FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2003

	Common Stock			Retained Earnings (Loss)
	Shares		$	
Balance, June 30, 2002	100	$	25,649	$ 53,327
Net Income				23,730
Balance, June 30, 2003	100	$	25,649	$ 77,057

A

JONATHAN ROBERTS FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2003

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:		
Net Income (Loss) From Operations:	$	23,730
Add: Non-Cash Items		
Depreciation and Amortization		4,037
Changes in Assets and Liabilities:		
Receivables		16,234
Prepaids		(192)
Deposits		(2,731)
Current Liabilities		(20,646)
Clearing Deposit & House Account		22,133
Net Cash From (To) Operating Activities		42,565
CASH FLOWS FROM (TO) INVESTING ACTIVITIES:		
Acquisition of Equipment and Furniture		(10,865)
Net Cash From (To) Investing Activities		(10,865)
CASH FLOWS FROM (TO) FINANCING ACTIVITIES:		
Reduction in Long-Term Debt		(50,000)
Net Cash From (To) Financing Activities		(50,000)
Increase (Decrease) in Cash		(18,300)
Cash Balance, June 30, 2002		29,267
Cash Balance, June 30, 2003	$	10,967

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Interest Paid	$	350
Income Taxes Paid	$	346


A

JONATHAN ROBERTS FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

NOTE 1 ORGANIZATION & HISTORY

Jonathan Roberts Financial Group, Inc. (the "Company) was incorporated as a Florida Corporation on September 29, 1998 as Alliance Capital Management, Inc. and subsequently changed their name to Jonathan Roberts Financial Group, Inc. In April 1999, the Company completed its arrangements, including the acquisition of certain fixed assets and clearing accounts for approximately $28,000, to operate as a securities broker-dealer as such is defined by the Securities and Exchange Commission, and is subject to the rules and regulations of the Commission and related supervisory agencies. The Company operates as a securities broker dealer generally in the west central Florida area.

NOTE 2 SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year -The Company has elected a fiscal year ending June 30.

Equipment & Furniture & Fixtures – Equipment & Furniture & Fixtures are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally five years). The costs of replacements, renewals, and repairs which neither add materially to the value of the property nor appreciably prolong its life are charged to expense as incurred.

Revenue Recognition – The Company recognizes revenue from due diligence activities when the fees are received and from commissions as well as related expenses on securities transactions on a trade date basis as securities transactions occur.

Statement of Cash Flows - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes – The provision (benefit) for income taxes is based on the pre-tax earnings (loss) reported, adjusted for transactions that may never enter into the computation of income taxes payable. A deferred tax liability or asset is recognized for the estimated future tax effect attributable to temporary differences in the recognition of income and expenses for financial statements and income tax purposes. A valuation allowance is provided in the event that the tax benefits are not expected to be realized.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of Newly Issued Accounting Standards - Periodically the Financial Accounting Standards Board and the American Institute of Certified Public Accountants issue pronouncements that establish accounting and financial statement reporting standards. Adoption of the standards, as applicable, are not expected to have a material impact upon the financial statements of the Company.



NOTE 3 NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2003, the Company had a net capital of $81,034 which was in excess of its required net capital of $50,000; and aggregate indebtedness of $27,646. The Company's ratio of aggregate indebtedness to net capital was .34 to 1.

NOTE 4 CLEARING DEPOSIT AND HOUSE ACCOUNT

The Company has entered into an agreement with a clearing agent to process the transactions for the Company. The clearing agent required the Company to put a refundable deposit on account with the clearing agent. The deposit earns interest and is refundable should the Company cease to use the clearing agent to process their transactions.

The combined cash balances of clearing deposits and house accounts at June 30, 2003 were $50,000 and $16,502 respectively.

NOTE 5 DEPOSITS

The Company was required to put on deposit, an amount equal to one months rent plus all applicable sales tax in order to secure the lease of their new office facilities as addressed in Note 8. Such amount is fully refundable at the end of the lease.

NOTE 6 OTHER CURRENT LIABILITIES

Other current liabilities consist of conference deposits and accrued wages and payroll taxes.

The Company, annually, raises money for conference with its registered representatives. Participants in the conferences will advance the Company funds in order to secure locations and make the necessary arrangements. The deposits are expensed throughout the planning stages and finally at the end of the conference.

NOTE 7 NOTES PAYABLE

The Company borrowed funds from two individuals during the year. The notes were subsequently subordinated in order to meet the higher net capital requirement of $50,000 under the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-1). The first note was for $20,000 for one year paying 7% interest per anum and due in full on September 30, 2002. This note was paid in full by the due date. The second note was made with the sole shareholder of the company bearing no interest and being due in full on September 30, 2004. The Board of Directors of the Company elected to pay the second subordinated note in full as well.

NOTE 8 LEASES

In October 2002, the Company negotiated a lease for new office space which required a monthly rental payment of $2,389 for a period of sixty two months ending in October 2007. The existing lease expired on August 31, 2002 and was renewed at the same rate on a month to month basis and then terminated upon the lease of the new office space.



NOTE 9 CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with other securities broker-dealers and individuals. In the event these broker-dealers and/or individuals do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each party.

NOTE 10 CONTINGENCIES

From time to time, the Company may become involved in legal actions in the ordinary course of business. Management believes that the potential liability from any such legal actions is not material. In the opinion of management, the ultimate resolution of any such legal proceedings will not have a material or adverse affect upon the Company's operations or financial position.

In 2001, the Company was named as defendants in a legal action by a former client. The court has sent the matter for arbitration and the Company believes that they will prevail and that there will be no material or adverse affect upon the Company's operations or financial position from defending itself in the legal action. This action has had no activity during the Company's fiscal year other than the court granting a motion for arbitration. The Company expects no material or adverse affect from any arbitration proceedings. The current status of such action is that there has been no activity.

In 2002 and 2003, the Company was named as defendants in some other legal actions which currently are in the very early stages of discovery or are being considered for arbitration. The Company intends to vigorously defend itself and has every expectation that it will prevail in all cases.

During the past fiscal year, the Company settled a minor legal matter for an immaterial amount with a former client. The suit was filed in connection with another legal matter which has been dismissed by the court. The Company elected to settle the matter, due to the immaterial amount and avoid the legal expense which would be associated with the defense.

NOTE 11 COMMON STOCK

The Company is authorized to issue 1,000,000 shares of common stock, of which 100 shares were issued and outstanding as of June 30, 2003. Dividends are payable when declared by the Board of Directors.

NOTE 12 INCOME TAXES

For the year ended June 30, 2003, Federal income taxes were accrued as were state income taxes. The Company had previously over estimated its estimated taxes and had amounts paid for both federal and state taxes and such were reported as prepaid taxes. The company will review its current operations to determine if they will have such prepaid taxes refunded or applied to 2003. The company's profits as of June 30, 2003 were covered by the estimated taxes for both the federal and state taxes and will generate less than $400 in taxes savings. As such, no tax benefit was recorded.



Schedule I

JONATHAN ROBERTS FINANCIAL GROUP, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2003

NET CAPITAL:		
STOCKHOLDER'S EQUITY, June 30, 2003	$	102,706
DEDUCT NON-ALLOWABLE ASSETS:		
Prepaids		(4,822)
Furniture & Fixtures and Computer Equipment		(13,902)
Organizational expenses		(217)
Deposits		(2,731)
NET CAPITAL	$	81,034
AGGREGATE INDEBTEDNESS	$	27,646
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required	$	50,000
Excess Net Capital	$	31,034
Ratio: Aggregate Indebtedness to Net Capital		0.34 to 1

Note: The above computation differs from the June 30, 2003 Focus report submitted by the broker-dealer primarily due to an adjustment of tax payments and accruals ($3,919), the recording of depreciation and amortization expenses ($5,197), adjustment of prepaid tax ($346), and adjustment to deposits ($546) which represent the net difference in excess net capital.

